UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

 STAR MOUNTAIN LOWER MIDDLE-MARKET CAPITAL CORP.
 (Name of Subject Fund (Issuer))

STAR MOUNTAIN LOWER MIDDLE-MARKET CAPITAL CORP.
(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
 (Title of Class of Securities)

N/A
 (CUSIP Number of Class of Securities)

Brett A. Hickey
 Chief Executive Officer and President
 Star Mountain Lower Middle-Market Capital Corp.
 140 E. 45th Street, 37th Floor
 New York, New York 10017
 Tel: (646) 787-0300
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Richard Horowitz, Esq.
Dechert LLP
Three Bryant Park
1095 Avenue of the Americas
New York, NY 10036
Telephone: (212) 698-3500

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2024 by Star Mountain Lower Middle-Market Capital Corp. (the “Company”) in connection with an offer by the Company to purchase up to 224,106.251 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), which represented 2.5% of the Company’s outstanding Shares as of September 30, 2024, at a price per Share equal to the Company’s net asset value per Share as of December 31, 2024, upon the terms and subject to the conditions described in the Offer to Purchase, dated December 2, 2024 (the “Offer to Purchase”) and the related Notice of Intent to Tender (the “Notice of Intent,” which together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which were previously filed with the Schedule TO.

This is the final amendment to the Schedule TO, and it is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 5:00 p.m., New York City time, on December 31, 2024.

2.
702,832.379 Shares were validly tendered and not withdrawn prior to the expiration of the Offer. The Company accepted for purchase a total of 224,106.251 Shares on a pro rata basis in accordance with the terms of the Offer.

3.	The per Share net asset value of the Shares tendered pursuant to the Offer was calculated as of December 31, 2024 in the amount of $25.08.

4.
Payment of the purchase price was made in the form of promissory notes issued to stockholders of the Company whose tendered Shares were accepted for purchase by the Company. On February 28, 2025, the Company paid such stockholders a total of $5,620,584.77 representing the amount payable under the promissory notes.

Item 12. Exhibits

(b) Filing Fee Exhibit

 SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2025

STAR MOUNTAIN LOWER MIDDLE-MARKET CAPITAL CORP.

By:	/s/ Brett A. Hickey
Name: Brett A. Hickey
Title: Chief Executive Officer and President